

March 19, 2026

Arun Swaminathan
Chief Executive Officer
Coya Therapeutics, Inc.
5850 San Felipe St. Suite 500
Houston, TX 77057

> **Re: Coya Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2026**
> **File No. 333-294315**

Dear Arun Swaminathan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Perry Laub